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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67764

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

DAK CAPITAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

195 Route 17 South
(No. and Street)

Rochelle Park, NJ 07662
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Scharfstein (201) 712-9555
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Co. LLC
(Name - if individual, state last, first, middle name)

293 Eisenhower Parkway, Suite 209, Livingston, NJ 07039
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

SB 3/16

OATH OR AFFIRMATION

I, Alan Scharfstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of DAK Capital, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Alan Scharfstein, President

RCL
Notary Public

RON CHATTERJEE
ID # 2436429
NOTARY PUBLIC
STATE OF NEW JERSEY
My Commission Expires July 18, 2018

This report contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity.
( ) (f) Statement of Changes in Subordinated Liabilities (not applicable)
(x) (g) Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
(x) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x) (l) An Oath or Affirmation.
( ) (m) A Copy of the SIPC Supplemental Report.
(x) (n) Report on management's assertion letter regarding 15c3-3 Exemption Report
(x) (o) Management's assertion letter regarding 15c3-3 Exemption Report

DAK CAPITAL, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE

DECEMBER 31, 2014

DAK CAPITAL, LLC

DECEMBER 31, 2014

CONTENTS

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Member
DAK Capital, LLC
Rochelle Park, New Jersey

We have audited the accompanying financial statements of DAK Capital, LLC ("Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows and for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. DAK Capital, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DAK Capital, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
February 27, 2015

DAK CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2014

ASSETS

Cash and cash equivalents	$	52,634
Accounts receivable		63,000
	$	115,634

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	40,514
Due to DAK Group, Ltd		9,695
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		65,425
	$	115,634

DAK CAPITAL, LLC
STATEMENT OF OPERATIONS
January through December 2014

REVENUE:	
Commission revenue	$ 121,215
OPERATING EXPENSES:	
Commissions	76,500
Professional services	15,323
Compensation and benefits	56,422
Occupancy	4,758
Licenses and registration	50
General and administrative	5,970
Total Operating Expenses	159,023
NET LOSS	$ (37,808)

DAK CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
December 31, 2014

Balance, January 1, 2014	$ 118,233
Capital withdrawals	(15,000)
Net loss	(37,808)
Balance, December 31, 2014	$ 65,425

DAK CAPITAL, LLC
STATEMENT OF CASH FLOWS
January through December 2014

CASH FLOWS PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES:		
Net loss	$	(37,808)
Changes in certain assets and liabilities:		
Accounts receivable		7,000
Due to The DAK Group, Ltd		37,552
Accounts payable		31,500
Net Cash Provided by Operating Activities		38,244
FINANCING ACTIVITIES:		
Capital withdrawals		(15,000)
Net Cash Used for Financing Activities		(15,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS		23,245
CASH AND CASH EQUIVALENTS:		
Beginning of year		29,389
End of year	$	52,634

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:
DAK Capital, LLC ("Company") was formed in 2007 in the state of New Jersey for the purpose of registering as a mergers and acquisitions broker. The Company is headquartered in Rochelle Park, New Jersey. The Company is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company specializes in mergers and acquisitions advisory services.

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents:
The Company considers all short-term investments, if any, with an original maturity of three months or less to be cash equivalents.

Accounts Receivable:
The Company signed an agreement with an unrelated third party to provide them with assistance in raising capital. Upon completion of the entire transaction, the Company received an additional 4% fee of the amount actually invested. This additional fee is payable over twelve months.

Revenue Recognition:
Revenues consist of fees earned from providing advisory services and are recorded upon performance of these services.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Income Taxes:
The Company is treated as a partnership for federal and state income tax purposes; therefore, the taxable income or loss from the Company's operations is allocated to the Company's member.

The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and, also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. Tax returns for 2011 and forward are subject to audit by federal and state jurisdictions. At December 31, 2014, there were no significant income tax uncertainties that are expected to have a material impact on the Company's financial statements. In addition, no penalties or interest were incurred during 2014.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after December 31, 2014 through February 27, 2015, the date that the financial statements were available to be issued.

NOTE 2 - COMMITMENTS AND CONTINGENCIES:

The Company leases office space and equipment from the Company's member pursuant to a signed lease agreement. The lease is for one year and automatically renews each year. The lease calls for monthly rental payments of $890. Lease payments under these operating leases totaled $4,758 for the year ended December 31, 2014.

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

NOTE 3 - NET CAPITAL REQUIREMENTS: (Continued)

At December 31, 2014, the Company's net capital is as follows:

Net capital	$ 33,925
Net capital requirement	5,000
Excess Net Capital	$ 28,925
Aggregate Indebtedness to Net Capital	148%

The Company is not required to furnish the "computation of reserve requirements" under Rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies, with the exemptive provision k(2)(i) of Rule 15c3-3. This provision exempts brokers or dealers who do not hold funds for securities for, or owe money or securities to, customers from having to furnish the "computation of reserve requirements".

NOTE 4 - CONCENTRATIONS OF CREDIT RISK:

As of December 31, 2014, four customers made up approximately 93% of the Company's annual revenues. As of December 31, 2014, one customer made up 100% of the Company's accounts receivable.

NOTE 5 - RELATED PARY TRANSACTIONS:

Under the terms of an expense sharing agreement, certain expenses of the Company are paid by The DAK Group, Ltd, a related party through common ownership, on behalf of the Company. For the year ended December 31, 2014, expenses related to the expense sharing agreement amounted to approximately $58,000. In addition, the Company paid The DAK Group, Ltd $76,500 in commissions during the year ended December 31, 2014.

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Member
DAK Capital, LLC
Rochelle Park, New Jersey

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of DAK Capital, LLC's financial statements as of and for the year ended December 31, 2014, and our report thereon, dated February 27, 2015, which expressed an unmodified opinion on those financial statements. The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is the responsibility of the company's management. Our audit procedures included determining whether the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission reconciles to the financial statements' underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission. In forming our opinion on the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, we evaluated whether the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
February 27, 2015

DAK CAPITAL, LLC
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2014

NET CAPITAL:		
Total member's equity qualified for net capital	$	65,425
Deductions and charges:		
Nonallowable assets:		
Accounts receivable		(31,500)
Related party receivable		-
Total Nonallowable Assets		(31,500)
Tentative Net Capital		33,925
Haircuts on Securities Position		-
NET CAPITAL	$	33,925
AGGREGATE INDEBTEDNESS:		
Items included in statements of financial condition:		
Accounts payable and other accrued expenses	$	50,209
TOTAL AGGREGATE INDEBTEDNESS	$	50,209
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:		
Net capital requirement	$	5,000
Excess net capital	$	28,925
Net capital less 120% of net capital requirement	$	27,925
Ratio: aggregate indebtedness to net capital		148.00%

Statement Pursuant to Paragraph (d)-(4) of Rule 17a-5

There were no differences between the computation of net capital and the corresponding computation prepared by DAK Capital, LLC and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2014.

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
DAK Capital, LLC
Rochelle Park, New Jersey

We have reviewed management's statements, included in the accompanying Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements in which (1) DAK Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which DAK Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) ("exemption provisions") and (2) DAK Capital, LLC stated that DAK Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. DAK Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about DAK Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
February 27, 2015

DAK Capital

Member FINRA/SIPC

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

DAK Capital, LLC asserts, to the best of its knowledge and belief the following:

1. DAK Capital, LLC claims an exemption from §240.15c3-3 under section (k)(2(i).

2. DAK Capital, LLC does not maintain or possess any customer funds or securities.

3. DAK Capital, LLC met such exemption provisions in §240.15c3-3 (k)(2)(i) throughout the period January 1, 2014 through December 31, 2014.

2/26/15

Alan Scharfstein, President Date

DAK Capital

Member FINRA/SIPC

**Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014**

DAK Capital, LLC asserts, to the best of its knowledge and belief the following:

1. DAK Capital, LLC claims an exemption from §240.15c3-3 under section (k)(2(i).

2. DAK Capital, LLC met such exemption provisions in §240.15c3-3 (k)(2)(i) throughout the period January 1, 2014 through December 31, 2014.

2/20/15

Alan Scharfstein, President   Date